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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                              SAFESKIN CORPORATION
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                                 Name of Issuer


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   786454 10 8
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                                  CUSIP Number

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 pages




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CUSIP NO. 786454 10 8               13G                  PAGE 2 OF 7 PAGES

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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Neil K. Braverman

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  [  ]
             N/A                                          (b)  [  ]


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 3  SEC USE ONLY

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 4  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                             5  SOLE VOTING POWER

         NUMBER OF                       2,277,120
          SHARES          ------------------------------------------------------
       BENEFICIALLY          6  SHARED VOTING POWER
         OWNED BY
           EACH                          N/A
         REPORTING        ------------------------------------------------------
          PERSON             7  SOLE DISPOSITIVE POWER
           WITH
                                         2,277,120
                          ------------------------------------------------------
                             8  SHARED DISPOSITIVE POWER

                                         N/A
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 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,277,120

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                N/A

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                8.4%

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12  TYPE OF REPORTING PERSON*

                IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP NO. 786454 10 8               13G                  PAGE 3 OF 7 PAGES

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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jeanne D. Braverman

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  [  ]
             N/A                                          (b)  [  ]


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 3  SEC USE ONLY

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 4  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                             5  SOLE VOTING POWER

         NUMBER OF                       747,788
          SHARES          ------------------------------------------------------
       BENEFICIALLY          6  SHARED VOTING POWER
         OWNED BY
           EACH                          N/A
         REPORTING        ------------------------------------------------------
          PERSON             7  SOLE DISPOSITIVE POWER
           WITH
                                         747,788
                          ------------------------------------------------------
                             8  SHARED DISPOSITIVE POWER

                                         N/A
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 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                747,788

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                X

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                2.8%

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12  TYPE OF REPORTING PERSON*

                IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!




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CUSIP NO. 786454 10 8               13G                  PAGE 4 OF 7 PAGES

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Item 1(a) Name of Issuer:

   Safeskin Corporation


Item 1(b) Address of Issuer's Principal Executive Offices:

   12671 High Bluff Drive
   San Diego, CA   92130


Item 2(a) Name of Person(s) Filing:

   Neil K. Braverman; Jeanne D. Braverman


Item 2(b) Address of Principal Business Office or, if none, Residence:

   c/o Safeskin Corporation
   1181 South Rogers Circle, Suite 14
   Boca Raton, Florida  33487


Item 2(c) Citizenship:

   United States


Item 2(d) Title of Class of Securities:

   Common Stock, $.01 par value


Item 2(e) CUSIP Number:

   786454 10 8


Item 3.

   N/A




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CUSIP NO. 786454 10 8               13G                  PAGE 5 OF 7 PAGES

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Item 4.  Ownership 1/

     (a)  Amount Beneficially Owned:

          Neil K. Braverman: 2,277,120 shares of Common Stock, $.01 par value Jeanne D. Braverman: 747,788 shares of Common Stock, $.01 par value

     (b)  Percent of Class:

          Neil K. Braverman: 8.4%
          Jeanne D. Braverman: 2.8%

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

           Neil K. Braverman: 2,277,120 shares of Common Stock, $.01 par value
           Jeanne D. Braverman: 747,788 shares of Common Stock, $.01 par value


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1/   With respect to Neil K. Braverman, the ownership reported herein includes
     (i) 473,000 shares subject to currently exercisable options, (ii) 1,004,600 shares held, directly or indirectly, as of December 31, 1997 by the Braverman Family Partnership, Ltd., of which Neil Braverman is a limited partner and whose general partner is a corporation owned by Neil Braverman, (iii) 174,612 shares beneficially owned by Jeanne D. Braverman, the reporting person's spouse, and (iv) 573,176 shares held by trusts for which Ms. Braverman serves as trustee. The reporting person disclaims ownership of such shares and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose, as a statement of beneficial ownership of the securities described herein.

     With respect to Jeanne D. Braverman, the ownership reported herein includes an aggregate of 573,176 shares held by two trusts (286,588 held by each trust) for which Ms. Braverman serves as trustee. Further, the ownership reported herein excludes (i) 473,000 shares subject to currently exercisable options held by Neil K. Braverman, the reporting person's spouse, (ii) 1,004,600 shares held, directly or indirectly, as of December 31, 1997 by the Braverman Family Partnership, Ltd. and (iii) 31,732 shares beneficially owned by Neil K. Braverman. The reporting person disclaims ownership of the shares owned by the trusts, as well as those shares owned by the Braverman Family Partnership, Ltd. and her spouse, and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose, as a statement of beneficial ownership of such shares described herein.




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CUSIP NO. 786454 10 8               13G                  PAGE 6 OF 7 PAGES

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          (ii) shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of:

          Neil K. Braverman: 2,277,120 shares of Common Stock, $.01 par value Jeanne D. Braverman: 747,788 shares of Common Stock, $.01 par value

          (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person* has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

          * This statement is being filed to report that Jeanne Braverman has ceased to be a beneficial owner of more than five percent of the class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

   N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

   N/A


Item 8.  Identification and Classification of Members of the Group

   N/A


Item 9.  Notice of Dissolution of Group

   N/A




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CUSIP NO. 786454 10 8               13G                  PAGE 7 OF 7 PAGES

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Item 10.  Certification

         By signing below, the parties agree for purposes of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, to a single joint filing on behalf of each of them and each party on whose behalf the statement is filed is solely responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein or therein; such person is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 13, 1998




Signature: /s/ Neil K. Braverman
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Name/Title:  Neil K. Braverman



Date: February 13, 1998




Signature: /s/ Jeanne D. Braverman
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Name/Title:  Jeanne D. Braverman



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).